UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Application of Northeast   )
Utilities Service Company, )
The Connecticut Light and  )
Power Company, Public      )
Service Company of New     )		  	CERTIFICATE PURSUANT TO
Hampshire, Holyoke Water   ) 			 RULE 24 UNDER THE PUBLIC
Power Company and          ) 			 UTILITY HOLDING COMPANY ACT
Western Massachusetts      )			  OF 1935
Electric Company           )
on Form U-1                )
(File No. 70-8641)         )


	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities Service Company ("NUSCO"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing certain electric power brokering, marketing and other activities (HCAR. No. 26359; August 18,1995, File No. 70-
8641)("Order").

	For the first quarter ended March 31, 1999, the revenues and expenses for each activity to be reported pursuant to the Order are as follows.
              					(Thousands
	ACTIVITY           of Dollars)
	BROKERING:
	Revenues		           NONE

		Expenses            NONE

	MARKETING:
	Revenues:	          $  3,839

	Expenses:
	Purchased power	    $  4,951
	Purchased capacity	 $     103
	Other              	$       60
	Total	              $  5,114



SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


/s/ John  J. Roman
     John J. Roman
Vice President and Controller
Northeast Utilities Service Company
P.O. Box 270
Hartford, CT 06141-0270
May 26, 1999